EX-99.(k)(4)

PGIM Investments LLC

655 Broad Street – 6th Floor

Newark, New Jersey 07102

April 22, 2026

The Board of Trustees
PGIM Private Credit Fund
655 Broad Street—6th Floor
Newark, New Jersey 07102

Re: PGIM Private Credit Fund (the “Fund”)

To the Board of Trustees:

PGIM Investments LLC (the “Manager”) has contractually agreed to waive its fees and/or reimburse expenses of the Fund through May 5, 2029 (the “ELRA Period”) so that the Fund’s Specified Expenses will not exceed 0.50% of net assets (annualized). The Fund has agreed to repay these amounts, when and if requested by the Manager, but only if and to the extent that Specified Expenses are less than 0.50% of net assets (annualized) (or, if a lower expense limit is then in effect, such lower limit) within three years after the date the Manager waived or reimbursed such fees or expenses. This arrangement cannot be terminated without the consent of the Fund’s Board prior to the end of the ELRA Period.

“Specified Expenses” includes all expenses incurred in the business of the Fund, including organizational and offering costs (excluding the organizational and offering expenses relating to the initial sale of Class S, Class D and Class I Common Shares), with the following exceptions: (i) the Management Fee, (ii) the Incentive Fee, (iii) the shareholder servicing and/or distribution fee, (iv) brokerage costs or other investment-related out-of-pocket expenses, (v) dividend/interest payments (including any dividend payments, interest expenses (excluding promissory note interest expenses), commitment fees, or other expenses related to any leverage incurred by the Fund), (vi) taxes, and (vii) extraordinary expenses (as determined in the sole discretion of the Manager).

PGIM INVESTMENTS LLC
By:	/s/ Scott Benjamin
Name:	Scott Benjamin
Title:	Executive Vice President